UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MERCURITY FINTECH HOLDING INC.
(Name of Issuer)

Ordinary Shares, par value $0.004
(Title of Class of Securities)

G59467202
(CUSIP Number)

May 11, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G59467202

1	Names of Reporting Persons Hailei Zhang

2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐

3	Sec Use Only

4	Citizenship or Place of Organization PRC citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,280,000

	6	Shared Voting Power Not applicable.

	7	Sole Dispositive Power 2,280,000

	8	Shared Dispositive Power Not applicable.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,280,000(1)

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐

11	Percent of class represented by amount in row (9) 3.7%(2)

12	Type of Reporting Person (See Instructions) IN

(1) Including reporting person’s holding of 2,280,000 ordinary shares.

(2) The percent of class was calculated based on 60,819,897 total outstanding ordinary shares of the Issuer as of July 31, 2024.

Item 1.

(a)	Name of Issuer: MERCURITY FINTECH HOLDING INC.

(b)	Address of Issuer’s Principal Executive Offices: 1330 Avenue of Americas, Fl 33, New York, 10019, United States

Item 2.

(a)	Name of Person Filing: Hailei Zhang

(b)	Address of Principal Business Office or, if None, Residence: Room 1410, Unit 2, New Inter First Block, Zhongxing Fifth Road, Daya Bay, Huizhou City, Guangdong Province, China

(c)	Citizenship: PRC citizen

(d)	Title and Class of Securities: Ordinary Shares

(e)	CUSIP No.: G59467202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2024

/s/ Hailei Zhang
Name:	Hailei Zhang
Title:	Individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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